

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

P.E. 12/27/2012

January 10, 2013

Stephanie A. Shinn
Baxter International Inc.
stephanie_shinn@baxter.com

Re: Baxter International Inc.
Incoming letter dated December 27, 2012

Dear Ms. Shinn:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Baxter by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***



January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 27, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Baxter, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

December 27, 2012

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Shareholder Proposal") submitted by Kenneth Steiner (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Proxy Materials"). References in this letter to the Proponent include the shareholder's designee, John Chevedden.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy



of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested awards may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is impermissibly vague and indefinite, such that neither a shareholder voting on the Shareholder Proposal, nor the Company in implementing the Shareholder Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Shareholder Proposal requires.

ANALYSIS

The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite, Fails to Define Key Terms and Otherwise Fails to Provide Sufficient Guidance on Its Implementation.

A. Background.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal, as well as the related supporting statement, "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has clarified the grounds for exclusion under Rule 14a-8(i)(3) and has taken the position that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has also stated that a proposal is impermissibly vague and indefinite, and therefore excludable pursuant to Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Philadelphia Electric Company* (July 30, 1992), *Exxon Corporation* (January 29, 1992).

The Staff has consistently allowed the exclusion of shareholder proposals regarding changes to executive compensation policies and procedures, such as the Shareholder Proposal, where the proposal contains ambiguities and, consequently, results in the proposal being so vague or indefinite that it is inherently misleading and subject to multiple interpretations. A proposal may be considered vague and misleading where it fails to address essential aspects of its implementation. Specifically, where proposals contained internal inconsistencies, failed to define key terms or otherwise failed to provide guidance on the implementation of the proposal, the Staff has allowed the companies to exclude such proposal. *See, e.g., The Boeing Company* (March 2, 2011) (allowing for the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, making the proposal vague and indefinite), *General Electric Company* (February 10, 2011) (consenting to the exclusion of proposal under Rule 14a-8(i)(3) as vague and indefinite, and noting that the proposal did not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither the company nor the stockholders would be able to determine with any reasonable certainty what actions or measures the proposal requires); *International Paper Co.* (February 3, 2011) (concurring with the company that it could exclude a proposal to adopt a policy that would require senior executives to retain a significant percentage of stock acquired through equity compensation programs because it did not sufficiently explain key terms, and that "as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Company* (January 21, 2011) (allowing for exclusion of a proposal to modify the company's incentive compensation program to provide more long-term incentives where the proposal included vague terms relating to how it would work in practice, including the financial metrics that would be used in implementing the proposal, rendering the proposal vague and indefinite); *Motorola, Inc.* (January 12, 2011) (allowing for exclusion of proposal due to proposal's failure to define key term "executive pay rights"); *Verizon Communications Inc.* (February 21, 2008) (allowing for the exclusion of a proposal where the proposal failed to define critical terms "Industry Peer Group" and "relevant time period"); *Prudential Financial Inc.* (February 16, 2007) (allowing for the exclusion of a proposal where the proposal was vague on the meaning of critical terms "management controlled programs" and "senior management incentive compensation programs" and where it was unclear how the company would implement the proposal); and *Woodward Governor Co.* (November 26, 2003) (allowing for the exclusion of a proposal where the proposal involved executive compensation and did not specify which executives were covered).

Additionally, the Staff has frequently concluded that a proposal may be excluded where the meaning and application of the proposal's terms or standards may be "subject to differing interpretations." *See, e.g., Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be vague); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be vague); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because undefined terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) (allowing for exclusion of proposal and noting that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in *Fuqua*, the Staff noted that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Over the course of the past year, the Staff has allowed the exclusion of several proposals related to executive compensation, each of which was substantially similar to the Shareholder Proposal, on the basis that such proposals contained aspects that were vague and indefinite and, thereby, likely to create situations where, if adopted, neither the shareholders nor the companies would be able to determine with any reasonable certainty exactly what actions or measures the proposals required. *See, e.g., Staples, Inc.* (March 5, 2012) (proposal requesting changes to senior executive compensation, which included limitations on the vesting of equity awards upon an undefined "change-in-control" event and limitations on the vesting of performance-based equity awards upon indefinite "performance goals," was vague and indefinite because, in applying the proposal to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Devon Energy Corporation* (March 1, 2012) (proposal requesting changes to senior executive compensation, including the addition of an undefined "pro rata" calculation for the vesting of equity awards, was vague and indefinite because, in applying the proposal to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Limited Brands, Inc.* (February 29, 2012) (same); *Verizon Communications Inc.* (January 27, 2012) (allowing for exclusion of proposal that is identical to the proposal in *Staples, Inc.*); and *Honeywell International Inc.* (January 24, 2012) (same).

We are aware that the Staff has more recently considered a shareholder proposal related to accelerated vesting of equity awards that the Staff did not allow the issuer to exclude from its proxy materials on the basis that it was impermissibly vague and indefinite. *See Walgreen Co.* (October 4, 2012). However, the *Walgreen Co.* proposal did not contain the ambiguities that are presented by the Shareholder Proposal and that were also present in the *Staples, Devon, Limited Brands, Verizon* and *Honeywell* proposals. The *Walgreen Co.* proposal is, therefore, readily distinguished. The Shareholder Proposal instead is most directly analogous to the proposals contained in *Staples, Devon, Limited Brands, Verizon* and *Honeywell*, and, as such, exclusion of the Shareholder Proposal should likewise be allowed.

Similar to the proposals in *Staples, Devon, Limited Brands, Verizon* and *Honeywell*, the Shareholder Proposal satisfies the criteria for exclusion under Rule 14a-8(i)(3), as established by the Staff, because (i) the Shareholder Proposal's key terms are vague and indefinite, (ii) the Shareholder Proposal fails to provide adequate guidance relating to its implementation and (iii) the meaning and application of the terms in the Shareholder Proposal are subject to differing interpretations.

B. The Shareholder Proposal Contains Vague, Indefinite and Undefined Terms that Are Subject to Differing Interpretations and Would Result in the Company Being Unable to Determine what Actions Are Required Under the Shareholder Proposal and Shareholders Being Uncertain of the Effect of such Shareholder Proposal.

The Reference to "Change of Control" Is Impermissibly Vague and Indefinite.

The Shareholder Proposal seeks to either prohibit or limit acceleration in the event of a "change of control"; however, it fails to define what events represent a change of control and is, therefore, ambiguous with respect to the key term. A change of control of a company can be defined in numerous ways, including any of the following: (i) a change in ownership of a majority of outstanding shares; (ii) a change in ownership of a stipulated percentage of outstanding shares; (iii) a change in effective control of the company; (iv) a change in ownership of a "controlling interest" defined some other way; (v) a transfer of a substantial portion of the company's assets; (vi) a transfer of a stipulated percentage of the company's assets; (vii) a sale, transfer or closing down of a specified division; (viii) a liquidation or dissolution of the company; (ix) a change in composition of the Board of Directors; and (x) a merger or consolidation where the company is not the surviving entity. Because the Shareholder Proposal fails to define "change of control," which is a key term of the Shareholder Proposal, and because the term is subject to many differing interpretations, any actions ultimately taken by the Company upon implementation could be significantly different from the actions shareholders voting on the proposal might assume. Further, since neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, the Shareholder Proposal is impermissibly vague and indefinite under Rule 14a-8(i)(3).

The Reference to "Vest on a Pro Rata Basis" Is Impermissibly Vague and Indefinite.

The Shareholder Proposal is also vague with respect to how "unvested awards would vest on a *pro rata basis* as of the day of termination" (emphasis added). The Shareholder Proposal fails to define "pro rata" and otherwise fails to specify a method for calculating the portion of the award to which an executive would be entitled upon termination following a change of control. By not including a specific methodology for determining how the awards are to vest, the Shareholder Proposal is open to multiple interpretations, each of which could produce materially different results. For example, a calculation could be done using either days or months of service prior to a senior executive's termination divided by the days or months of the vesting schedule. Depending on whether days or months of service is used, the calculation could produce significantly different results. Moreover, the Shareholder Proposal fails to address how the proration would be applied to the typical award that vests in increments over time.

Two equally plausible calculations are considered below. Each assumes an award of 300 shares, with one-third vesting at each of years 1, 2 and 3. The calculations further assume that the



awards were granted on January 12, 2012, that a change of control event has occurred on January 1, 2013, and that the senior executive was terminated on January 5, 2013.

The first calculation compares the total days of a senior executive's service to the total number of days in the entire three year vesting period and yields the following result: If a senior executive served in the position from January 12, 2012 to January 5, 2013 (i.e., 359 days) and the vesting period for the award is three years (i.e., 1096 days), the resulting percentage is approximately 33%, resulting in 99 shares vesting.

Alternatively, the Company could use a second method, pursuant to which it would compare the senior executive's length of service in months to the number of months in each period over which the shares were to vest (i.e., 12 months, 24 months and 36 months). For the first year, the Company would divide the senior executive's 12 months (rounding up) of service by the 12 months required for the first 100 shares to vest, which would equal 100%, so the full 100 shares would vest. For the second year in which another 100 shares are to vest, the Company would divide the senior executive's 12 months of service by 24 months (i.e., the length of time required for the second set of 100 shares to vest), which equals 50% and results in 50 shares vesting. For the third year in which another 100 shares are to vest, the Company would divide the senior executive's 12 months of service by 36 months (i.e., the length of time required for the second set of 100 shares to vest), which equals 33% and results in 33 shares vesting. The total number of shares to vest under this method would be 183 shares, which results in 84 more shares vesting than under the first calculation.

As evidenced by the above examples, the term "pro rata" is not self-explanatory and is, therefore, open to multiple interpretations and methods of calculations. As such, any actions ultimately taken by the Company upon implementation of any method of calculation could be significantly different from the actions shareholders voting on the proposal might assume. Consequently, neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, thereby making the Shareholder Proposal impermissibly vague and indefinite under Rule 14a-8(i)(3).

The Reference to "Termination" Is Impermissibly Vague and Indefinite.

The Shareholder Proposal is also ambiguous with respect to the key term "termination." Specifically, the Shareholder Proposal does not indicate which types of termination would be subject to the policy. An individual could be terminated in a variety of ways, including termination for cause, termination without cause, voluntary departure or retirement. Moreover, an individual's death or disability could be considered a "termination," and, as written, the Shareholder Proposal does not specify whether it intends to cover such situations. Companies typically provide different benefits to individuals based on the type of termination that occurred and the circumstances surrounding the individual's exit from the company. Because the Shareholder Proposal does not identify the types of termination that would trigger the application of the policy, any actions ultimately taken by the Company upon implementation could be significantly different from the actions shareholders voting on the proposal might assume. Additionally, because the key term "termination" is not defined, neither the shareholders nor the



Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, thereby making the Shareholder Proposal impermissibly vague and indefinite under Rule 14a-8(i)(3).

The Requirement that "performance goals must have been met" Is Impermissibly Vague and Indefinite.

The Shareholder Proposal is subject to multiple interpretations as to how the pro rata requirement for vesting would be applied to equity awards based on, and subject to, the satisfaction of performance goals. The Shareholder Proposal states that unvested awards based on performance will only vest upon a change of control if "the performance goals . . . have been met." It is unclear whether this means that those performance goals must have been met for the entire performance period or, instead, only for a shortened vesting period prior to the occurrence of the change of control event. Further, it is also unclear whether the unvested performance-based awards would be subject to pro rata vesting at the time of the change of control or, instead whether they would vest on an "all or nothing" basis, depending on whether the performance goals were achieved and disregarding the effect that the change of control had on the timeframe for achieving such goals. Under the latter interpretation, if a senior executive was entitled to receive 100 shares upon meeting certain performance goals over a three-year period, but a change of control event occurred in the second year of the performance period, the senior executive would only be entitled to receive the shares if the performance goals were met at the time of the change of control. If the senior executive did not satisfy the performance goals, the executive would not be entitled to receive any shares. Alternatively, if the Shareholder Proposal's intent is to apply the pro rata vesting requirement to performance-based awards, it is not clear when or how the Company would determine whether, and to what extent, the performance goals were satisfied. For example, if a senior executive was entitled to receive 100 shares upon meeting certain performance goals over a three-year period, but a change of control event occurred in the second year of the performance period, would the Company evaluate whether the performance goals were achieved at the time of the change of control or at the end of the three-year performance period? Moreover, would the performance targets themselves be subject to pro rata adjustment in the event that a change of control event occurs prior to the completion of the performance period?

The Shareholder Proposal combines two concepts seemingly intended to limit the acceleration of equity awards following a change of control, an undefined and indefinite proration standard and a similarly vague requirement regarding satisfaction of performance goals. This combination adds considerable complexity to the Shareholder Proposal, maximizing the possibility of multiple interpretations. The Shareholder Proposal, however, makes no attempt to reconcile these disparate concepts or provide the Company with any guidance as to how it should reconcile these concepts were the Shareholder Proposal to be approved by shareholders.

In light of the multiple interpretations discussed above, any actions ultimately taken by the Company upon implementation could be significantly different from the actions shareholders voting on the proposal might assume. Additionally, because the Shareholder Proposal fails to provide sufficient guidance on how such performance evaluations would be implemented and



measured, neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, thereby making the Shareholder Proposal impermissibly vague and indefinite under Rule 14a-8(i)(3).

CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2013 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-2292 or by email at stephanie_shinn@baxter.com.

Sincerely,

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

cc: John Chevedden (via email and overnight courier)

Baxter

Exhibit A

THE PROPOSAL

See attached.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert L. Parkinson
Chairman of the Board
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield, IL 60015

Dear Mr. Parkinson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>
Corporate Secretary
T: 847 948-2000
F: 847 948-3642
F: 847-948-2450

[BAX: Rule 14a-8 Proposal, November 21, 2012]
Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for our CEO Robert Parkinson.

Thomas Stallkamp, the senior member of our executive pay committee, was negatively flagged by GMI for his involvement with the Kmart bankruptcy. Mr. Stallkamp had 12-years long-tenure on our board. Greater than 10-years tenure can seriously erode an independent perspective so valued for a board of directors.

In 2012 we gave 90%+ support each to shareholder proposals for annual election of each director (declassification) and a right to a simple majority voting standard. Our management said that both proposals will be on our 2013 annual meeting ballot as management proposals.

However both of these proposals may be doomed to failure because we already gave 90%+ support to a 2011 management proposal for annual election of each director and our management said that the 90%+ vote was a failed vote with this explanation in the 8-K:

(g) By the following vote, shareholders did not approve the proposal (which required the affirmative vote of two-thirds of the 44,281 holders of outstanding shares of the company common stock as of the record date) to amend Article SIXTH of the Company's amended and restated certificate of incorporation to eliminate the classified board structure.

For 3,723
Against 293
Abstain 159

Please encourage our directors to respond positively to this proposal to protect shareholder value:
Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***